Exhibit 99.11

SILVERCORP METALS INC.
Suite 1378 – 200 Granville Street
Vancouver, BC, V6C 1S4
MANAGEMENT INFORMATION CIRCULAR
FOR THE 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD AT 10:00 A.M. ON THE 26th DAY OF SEPTEMBER, 2008

This information is given as at August 22, 2008

This Information Circular is furnished in connection with the solicitation of proxies by the management (the “Management”) of SILVERCORP METALS INC. (the “Company”), for use at the Annual General Meeting (the “Meeting”) of the shareholders of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournments thereof.

In this Information Circular, references to “the Company”, “we” and “our” refer to SILVERCORP METALS INC. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

SOLICITATION OF PROXIES

This solicitation is made on behalf of Management of the Company. Solicitation of proxies will be conducted by mail, and may be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company or by the Company’s registrar and transfer agent. All costs of solicitation will be borne by the Company.

Unless the context otherwise requires, references herein to “Silvercorp” mean the Company and its subsidiaries. The principal executive office of the Company is located at Suite 1378 – 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4. The telephone number is (604) 669-9397, toll free telephone number is 1-888-224-1881, and the facsimile number is (604) 669-9387. The Company’s website address is www.silvercorp.ca. The information on that website is not incorporated by reference into this Information Circular. The registered and records office of the Company is located at Suite 1378 – 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4.

Unless otherwise indicated, all currency amounts stated in this Information Circular are stated in the lawful currency of Canada.

PROXY INSTRUCTIONS

Appointment of Proxyholder(s)

The persons named in the accompanying Form of Proxy are Directors of the Company. A shareholder has the right to appoint some other person, who need not be a shareholder, to represent the shareholder at the Meeting by striking out the names of the persons designated in the accompanying Form of Proxy and by inserting that other person’s name in the blank space provided.

The instrument appointing a proxyholder must be signed in writing by the shareholder, or such shareholder’s attorney duly authorized in writing. If signed by a duly authorized attorney, the Form of Proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolutions of the directors of such corporation, which resolutions must accompany such instrument.

An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the Company's registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”) in accordance with the instructions provided on the Proxy, not less than forty eight 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the holding of the Meeting, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCATION OF PROXIES

A shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing, or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, either at the office of the Company at any time up to and including the last business day preceding the day of the Meeting, or with the consent of the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, before any vote in respect of which the proxy is to be used shall have been taken. A shareholder may also revoke a proxy by depositing another properly executed instrument appointing a proxyholder bearing a later date with the Company’s registrar and transfer agent in the manner described above, or in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to revocation.

HOW TO VOTE

Only Registered Shareholders or their duly appointed proxyholders are permitted to vote at the Meeting.

Non-Registered / Beneficial Shareholders are not permitted to vote at the Meeting as only proxies from Registered Shareholders can be recognized and voted at the Meeting. You may vote as follows:

Registered Shareholders: If you are a Registered Shareholder you may vote by attending the Meeting in person, or if you do not plan to attend the Meeting, by completing the proxy and delivering it according to the instructions contained in the form of proxy and this Management Information Circular.

Beneficial Shareholders: If you are a Beneficial Shareholder you must vote by proxy by carefully following the instructions included in the proxy provided to you by your stockbroker or financial intermediary. If you do not follow the special procedures described by your stockbroker or financial intermediary you will not be entitled to vote.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Management Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES

If you complete your proxy properly, then the nominee named in the accompanying form of proxy will vote or withhold from voting the Shares represented by the proxy in accordance with your instructions. If you do not specify a choice on any given matter to be voted upon your Shares will be voted in favour of such matter. The proxy grants the nominee the discretion to vote on amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that may properly come before the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director, executive officer or insider of the Company at any time since the commencement of the Company's last completed financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Company is authorized to issue an unlimited number of Common Shares without par value, each share carrying the right to one vote. As at the date hereof, the Company has issued and outstanding 152,863,801 fully paid and non-assessable Common Shares. The Company has no other classes of securities.

The directors of the Company have fixed August 22, 2008 as the record date for the determination of shareholders entitled to receive the Notice of Meeting and to vote at the Meeting. Any transferee who acquires shares after the record date and who wishes to attend the Meeting and to vote the transferred shares must demand, not later than 10 days before the Meeting, to be included in the list of shareholders prepared for the Meeting. Registered shareholders should contact Computershare and non-registered shareholders should contact the Intermediary through whom they acquired the shares.

On a show of hands, every individual who is present as a registered shareholder or as a representative of a registered shareholder will have one vote (no matter how many shares such registered shareholder holds). On a poll, every registered shareholder present in person or represented by a proxy and every person who is a representative of a registered shareholder, will have one vote for each Common Share registered in the name of the registered shareholder on the list of registered shareholders, which is available for inspection during normal business hours at Computershare and at the Meeting. Registered shareholders represented by proxyholders are not entitled to vote on a show of hands.

To the knowledge of the directors and executive officers of the Company, there are no persons who, or companies that beneficially owned, or controlled or directed, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at August 22, 2008.

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution fixing the number of directors of the Company at six for the ensuing year.

ELECTION OF DIRECTORS

Management intends to propose for adoption an ordinary resolution that the number of directors of the Company be fixed at six. If there are more nominees for election then there are vacancies to fill, those nominees receiving the greatest number of votes will be elected until all such vacancies have been filled.

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders, or until his successor is elected or appointed, unless that person’s office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”). In the absence of instructions to the contrary, the accompanying form of proxy will be voted for the nominees herein listed. Management does not contemplate that any of these nominees will be unable to serve as a director.

The following table sets out the names of management’s nominees for election as directors, the province or state, and country in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee’s principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company, and the number of Common Shares of the Company that each nominee beneficially owned, or controlled or directed, directly or indirectly, as of August 22, 2008:

Name, Position, Province & Country of Residence (1)	Present Principal Occupation(1)	Period Served as Director	Shares Beneficially Owned or Controlled(1)
Dr. Rui Feng Chairman, Chief Executive Officer, and Director British Columbia, Canada	Chairman and CEO of the Company from September 2003 to present; President and Director of New Pacific Metals Corp. since May 2004; CEO and Director of Pacific Metals Inc. from August 2000 to December 2002; Director of the Canada China Business Council - BC Chapter Board; Vice President of Canada-China Business Association.	September 4, 2003	3,399,800
Myles Jianguo Gao President, Chief Operating Officer and Director British Columbia, Canada	COO since August, 2006; President since July 2007; President of the Company from March 2003 to August 2006; Director of New Pacific Metals Corp. September 2004 to July 2006; Senior Geologist of Northgate Minerals Inc. until March 2003.	November 14, 2002	1,436,100
S. Paul Simpson(2)(3) Director British Columbia, Canada	Lawyer with Armstrong Simpson, Barristers & Solicitors.	June 24, 2003	848,955
Greg Hall(4) Director and Chair of Audit Committee British Columbia, Canada	Financial Consultant, February 2005 to Present, Senior V.P. Leede Financial Markets from February 2004 to February 2005.	March 23, 2005	450,000
Earl Drake (2)(4) Director British Columbia, Canada	Adjunct Professor, Simon Fraser University at David Lam Centre for International Communication; Advisor, China Council for International Cooperation on Environment and Development; Vice Chairman, Canada China Business Council.	July 24, 2006	18,101
Yikang Liu (2)(4) Director Beijing, China	Deputy Secretary General of China Mining Association since May 2001; Director of New Pacific Metals Corp. September 2004 to July 2006.	July 24, 2006	39,900

(1)	The information as to residence, principal occupation or employment and shares beneficially owned, directly or indirectly, or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.
(2)	Denotes Member of the Corporate Governance Nominating & Compensation Committee.
(3)	Mr. Simpson was the Corporate Secretary of Tournigan Ventures Corporation (now Tournigan Gold Corp) (“TVC”) on January 21, 2002, when the British Columbia Securities Commission (“BCSC”) issued a cease trade order (“CTO”) for failure to file its audited financial statements on time. The necessary materials were filed and the CTO was revoked by the BCSC on April 23, 2002, and by the Alberta Securities Commission (ASC) on May 10, 2002.
Mr. Simpson is Corporate Secretary of Salmon River Resources Ltd. (formerly WPI Gold Ltd.) (“WPI”). As a result of failure to file financial statements on time, WPI was the subject of CTOs issued by the ASC April 4, 2003 (revoked May 15, 2004) and December 5, 2003 (revoked on October 31, 2005), and the BCSC issued a CTO against WPI November 25, 2003, (revoked February 9, 2004). Revocations of the CTO’s were issued when appropriate materials were filed.
(4)	Denotes Member of the Audit Committee. Greg Hall is the Chair of the Audit Committee.

As at the date of this Information Circular and within the ten years before the date of this Information Circular, except as disclosed above, no proposed director:

(a)	is or has been a director, chief executive officer or chief financial officer of any company (including the Company), that while that person was acting in that capacity:

	i.	was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

	ii.	was subject to an event that resulted, after the director, chief executive officer or chief financial officer, ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)	is or has been a director or executive officer of any company (including the Company), that while that person was acting in that capacity or; within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has within 10 years before the date of the Information Circular became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

CORPORATE GOVERNANCE

Board of Directors

In compliance with the requirements of the BCBCA, the directors are elected by the shareholders to manage, or supervise the management of, the business and affairs of the Company. In exercising their powers and discharging their duties, the directors are required to act honestly and in good faith with a view to the best interests of the Company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board has adopted a description of how it delineates its roles and stewardship responsibilities in The Board of Director Charter, which is attached hereto as Schedule “1”. This description was revised in light of the adoption of

National Instrument 52-110 – Audit Committees (“NI 52-110”), National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines (“NP 58-201”).

The Board believes that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting shareholders’ interests and maximizing value for the shareholders of the Company.

The disclosure regarding the Company’s corporate governance practices that is required by NI 58-101 is set out in Appendix “A” to this Information Circular.

Summary of Attendance of Directors

The following table sets out the attendance of directors at Board meetings and meetings of the committees of the Board of which they were members during the year ended March 31, 2008:

Meeting(s) Attended in the Most Recently Completed Financial Year
Director	Board	Corporate Governance and Compensation Committee	Audit Committee
	3 Meetings	1 Meeting	3 Meetings
Dr. Rui Feng, Director, Chairman & CEO	3 out of 3	N/A	N/A
Myles Gao, Director, President & COO	2 out of 3	N/A	N/A
S. Paul Simpson, Director	3 out of 3	1 out of 1	N/A
Greg Hall, Director	3 out of 3	N/A	3 out of 3
Earl Drake, Director	3 out of 3	1 out of 1	3 out of 3
Yikang Liu, Director	3 out of 3	1 out of 1	3 out of 3

Composition of the Board of Directors

NP 58-201 recommends that the board of directors of a reporting issuer be composed of a majority of independent directors. During the most recently completed financial year, each of Earl Drake, Greg Hall, Yikang Liu, and Paul Simpson, comprising a majority of the Board, were “independent” within the meaning of NI 58-101. Dr. Rui Feng, the Chair of the Board, is not considered independent as he is the Chief Executive Officer of the Company and Myles Gao is not considered independent, as he is the President and Chief Operating Officer of the Company. All of the persons named as nominees of management for election to the Board at the Meeting are considered independent, with the exception of Dr. Rui Feng and Myles Gao, for the reasons set out above.

Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee is responsible for assisting the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement. The Corporate Governance and Compensation Committee works to ensure that the Board functions independently of management, that management is clearly accountable to the Board, and that procedures are in place to monitor the effectiveness of the performance of the Board, the Committees of the Board and individual directors.

In addition, the Corporate Governance and Compensation Committee is responsible for determining and approving compensation for directors and senior officers. Fees payable to management and directors have been determined using a number of factors, such as the nature and extent of the contributions by individual directors, and by direct comparison with other companies of similar size, complexity and risk profile.

The Corporate Governance and Compensation Committee was previously two separate committees. The charter previously prepared for the Corporate Governance Committee is attached hereto as Schedule “2” and the charter previously prepared for the Compensation Committee is attached hereto as Schedule “3”. Both charters apply to the Corporate Governance and Compensation Committee. The Corporate Governance and Compensation Committee is comprised of Paul Simpson, Earl Drake, and Yikang Liu, all of whom are independent directors pursuant to NI 52-110.

The Corporate Governance and Compensation Committee will be re-constituted after the Meeting.

AUDIT COMMITTEE

Audit Committee Charter

A copy of the Charter of the Audit Committee is attached hereto as Schedule “4”.

Composition of the Audit Committee

The current members of the Audit Committee are Greg Hall, Earl Drake, and Yikang Liu all of whom are considered independent pursuant to NI 52-110. All members of the Audit Committee are considered to be financially literate. The Audit Committee will be re-constituted after the Meeting.

Relevant Education and Experience

Greg Hall Director

Mr. Hall is an experienced financial market professional with 24 years experience as a broker, senior executive officer and founder of a number of successful brokerage firms. He has also been extensively involved since 1984 in investments in China, including memberships on the board of directors of several private and public companies with projects in China. Mr. Hall was one of the founding directors of Dragon Pharmaceuticals Inc.

Earl Drake Director

Mr. Earl Drake is currently Vice Chairman of the Canada China Business Council and Advisor of the China Council for the International Cooperation on Environment and Development and was previously the Ambassador of Canada to the People's Republic of China and the Republic of Indonesia. In the past 50 years, Mr. Drake was also the top Canadian representative in the governing councils of the Organization for Economic Cooperation and Development in Paris and the World Bank in Washington, DC and served in Ottawa as Assistant Deputy Minister for Asia-Pacific in the Foreign Affairs Department and as Vice President in the Canadian International Development Agency. Mr. Earl Drake is an Adjunct Professor at Simon Fraser University in the Centre for International Communication. Mr. Drake has long experience in cross-cultural negotiation and communication to harmonize economic development goals with sustainable environmental policies and practices.

Yikang Liu Director

Mr. Yikang Liu is the Deputy General Secretary of the China Mining Association and the 35th & 36th Vice-Chairman of the Geological Society of China. Before he retired in 2001, Mr. Liu was the Chief Geologist for the former Ministry of Metallurgical Industry of China. While there he made significant contributions to the amendment of the last China Mineral Resources Law. Mr. Liu, representing Chinese interests, is the person responsible for the establishment of the first Sino-foreign joint venture for mineral exploration in China. Mr. Liu has over 40 years of geological experience in managing, evaluating and exploring mineral projects for the Chinese government in China and in 17 countries around the world including Bolivia, Madagascar, the Philippines, Iran, and Peru. Mr. Liu is an Adjunct Professor of Geology at the Changchun College of Technology, Northeast University and the China University of Geoscience. Mr. Liu’s expertise is in mining development and exploration in China.

Reliance on Certain Exemptions

The Company has not relied on any exemptions under securities law in the past year regarding the Audit Committee. During the last year, any recommendations of the Audit Committee to nominate or compensate an external auditor were adopted by the Board.

External Auditor Services Fees

The Audit Committee has reviewed the nature and amount of the services provided by Ernst & Young LLP to ensure auditor independence. Fees billed by external auditors for audit services in the last two fiscal years are outlined below:

Nature of Services	Year Ended March 31, 2008	Year Ended March 31, 2007
Audit Fees(1)	$255,000	$190,000
Audit-Related Fees (2)	$219,000	Nil
Tax- Fees (3)	$18,000	$5,000
All Other Fees (4)	Nil	Nil
Total	$492,000	$195,000

(1)	“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
(2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)	“All Other Fees” include all other fees billed by the Company’s auditors.

EXECUTIVE COMPENSATION

Executive Compensation

The following table sets forth a summary of the total compensation during the three most recently completed financial years paid to the Company’s Chief Executive Officer, Chief Financial Officer, and the three other most highly paid executive officers of the Company and any of its subsidiaries with annual compensation in excess of $150,000 and any additional individuals who satisfy these criteria but for the fact that individual was not serving as an officer at the end of the most recently completed financial year, hereinafter referred to as the Named Executive Officers (the “NEOs”).

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Shares or
NEO					Securities	Units
Name					Under	Subject to
and				Other Annual	Options	Resale	LTIP	All other
Principal Position	Year	Salary	Bonus	Compensation	granted	Restrictions	Payouts	Compensation
		($)	($)	($)	(#)	($)	($)	($)
Dr. Rui Feng Chairman, CEO and Director	2008	Nil	Nil(6)	$279,412(1)	150,000(2)	Nil	Nil	Nil
	2007	Nil	Nil	$168,750(1)	Nil	Nil	Nil	Nil
	2006	Nil	Nil	$166,500(1)	Nil	Nil	Nil	Nil
Myles Gao President , COO and Director	2008	Nil	Nil	$208,969(3)	150,000(2)	Nil	Nil	Nil
	2007	Nil	Nil	$143,518	Nil	Nil	Nil	Nil
	2006	Nil	Nil	$128,801(3)	Nil	Nil	Nil	Nil

Grace Soo(4) CFO	2008	$154,167	Nil	Nil	30,000	Nil	Nil	Nil
	2007	$79,197	Nil	Nil	150,000(3)	Nil	Nil	Nil
	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Consulting fees payable to a firm controlled by Dr. Rui Feng pursuant to a Consulting Agreement dated May 1, 2003.
(2)	Incentive stock options exercisable at $6.74 per share and expiring on April 10, 2012.
(3)	Consulting fees payable to Myles Gao and to a firm controlled by Myles Gao pursuant to a Consulting Agreement dated March 1, 2004.
(4)	Grace Soo was appointed as CFO of the Company on September 5, 2006.
(5)	Incentive stock options exercisable at $4.43 per share and expiring on August 29, 2011.
(6)	The CEO declined a bonus offered by the Board of Directors in recognition of the CEO’s performance in fiscal 2008. Nevertheless the Board approved a payment of $50,000 as a token bonus for the CEO.

Long-term Incentive Plan (“LTIP”) Awards

A long term incentive plan (“LTIP”) is a plan providing compensation intended to motivate performance over a period greater than one financial year and does not include option or stock appreciation rights (“SARs”) plans or plans for compensation through shares or units that are subject to restrictions on resale.

The Company does not have a LTIP in place. No awards were made to the NEOs under any LTIP during the most recently completed financial year.

Options and Stock Appreciation Rights

A stock appreciation right (“SAR”) is a right to receive a payment of cash or an issue or transfer of shares based wholly or in part on changes in the trading price of the Company’s shares. No SARs were granted to or exercised by any NEOs or any directors during the most recently completed financial year.

Option Grants During the Most Recently Completed Financial Year

The Company granted the following stock options to purchase Common Shares during the fiscal year ended March 31, 2008 to the NEOs.

NEO Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Dr. Rui Feng	150,000	19.16%	$6.74	$6.74	April 10, 2012
Chairman, CEO and
Director
Myles Gao	150,000	19.16%	$6.74	$6.74	April 10, 2012
COO, President and
Director
Grace Soo	30,000	3.83%	$6.74	$6.74	April 10, 2012
CFO

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Options/SAR Values

Option Exercises During the Most Recently Completed Financial Year
Name	Securities Acquired on Exercise	Aggregate Realized Value	Unexercised Options at Financial Year End Exercisable/ $ Unexercisable	Value of Unexercised in- the-Money Options at Financial Year End Exercisable ($)/ Unexercisable ($)(1)
Dr. Rui Feng Chairman, CEO and Director	1,110,000	9,739,800	715,002/124,998	5,568,086/182,914
Myles Gao COO, President and Director	150,000	995,000	25,002/124,998	36,586/182,914
Grace Soo CFO	Nil	Nil	79,995/100,005	290,302/319,597

(1)	The closing price of the Company’s Common Shares on the TSX on March 31, 2008 was $8.20.

Option and SAR Repricing

There were no options or SARs held by the NEOs that were repriced during the most recently completed financial year.

Termination of Employment, Changes in Responsibility & Employment Contracts

The Company does not have any employment contracts with the NEOs other than as disclosed below.

Dr. Rui Feng, Chairman, Chief Executive Officer and Director

Dr. Rui Feng entered into a consulting agreement with SKN Resources Ltd. (the former name of the Company) dated May 1, 2003 to provide the following services: assisting in introducing Company management and personnel to Chinese geological personnel; assisting in reviewing and acquiring mineral properties in China; and assisting in negotiating agreements, including mining agreements. Dr. Rui Feng’s consultancy fee, as stipulated under the agreement was initially $700 per day, plus applicable taxes, for each day services were provided to the Company. In addition, the agreement provides Rui Feng with incentive stock options, finders fees or bonuses, in amounts to be determined by the Board of Directors, for bringing mineral resource acquisition opportunities to the Company. All travel and other expenses actually and properly incurred in connection with the provision of services, subject to the furnishment of receipts to the Company in respect to such expenses, are reimbursable.

Dr. Rui Feng is prohibited, during the term of the agreement and for a period of two (2) years thereafter, from acquiring any interest, direct or indirect, through associates or affiliates, in any exploration concessions, mining claims, leases, mining rights, interest in land, fee lands, surface rights or water rights within ten (10) kilometers of any property in which the Company has an interest at the time of execution of, or acquires during the term of, the agreement.

The initial term of the agreement was one year without any formal renewal provisions. The agreement has been renewed and Dr. Rui Feng’s current billing rate is $1,500 per day, as approved by the Board of Directors of the Company.

Under the terms of the agreement, either party may terminate the agreement upon thirty (30) days written notice to the other party, with no obligations of the Company to Dr. Rui Feng, other than for services performed up to the date of the termination.

Myles Gao, President, Chief Operating Officer and Director

Myles Gao entered into a consulting agreement with SKN Resources Ltd. (the former name of the Company) dated March 1, 2004 to provide services ancillary to the office of President by a company customarily listed on the TSX Venture Exchange.

Myles Gao’s consultancy fee, as stipulated under the agreement was initially $10,000 per month, plus applicable taxes. In addition, the agreement provides Myles Gao with incentive stock options, in amounts to be determined by the Board of Directors. All travel and other expenses actually and properly incurred in connection with the provision of services, subject to the furnishment of receipts to the Company in respect to such expenses, are reimbursable.

Myles Gao is prohibited, during the term of the agreement and for a period of two (2) years thereafter, from acquiring any interest, direct or indirect, through associates or affiliates, in any exploration concessions, mining claims, leases, mining rights, interest in land, fee lands, surface rights or water rights within ten (10) kilometers of any property in which the Company has an interest at the time of execution of, or acquires during the term of, the agreement.

The initial term of the agreement was one year without any formal renewal provisions. The agreement has been renewed and Myles Gao’s current billing rate is $21,875 per month, as approved by the Chief Executive Officer of the Company.

Under the terms of the agreement, either party may terminate the agreement upon thirty (30) days written notice to the other party, with no obligations of the Company to Myles Gao, other than for services performed up to the date of the termination.

Grace Soo, Chief Financial Officer

On August 26, 2006, Grace Soo entered into an employment agreement with the Company to engage Grace Soo as Chief Financial Officer, effective September 5, 2006, for a term of three years. Pursuant to the terms of the agreement, Grace Soo will receive a base salary of $120,000 per annum, be entitled to four weeks vacation, and be granted 50,000 (pre-split) incentive stock options of the Company and 50,000 incentive stock options of New Pacific Metals Corp.

The agreement provides for reimbursement of any and all reasonable and documented expenses actually and necessarily incurred in connection with the performance of duties under the agreement. In addition, the agreement provides for reimbursement of annual professional membership fees.

The agreement may be terminated by the Company or Grace Soo upon one month’s notice within the first year and an additional month’s notice thereafter for each full or partial year of employment completed. In any such event, all outstanding options grants will vest immediately and Grace Soo will have 90 days to exercise the outstanding options.

On January 1, 2007, Grace Soo’s base salary was increased to $150,000 per annum. On May 4, 2007, the Company confirmed by letter agreement, that on termination the 50,000 stock options of the Company, and the 50,000 stock options of New Pacific Metals Corp. would vest immediately. In addition, the Company and Grace Soo agreed that any further options granted would vest pursuant to the respective stock option agreements of the Company and New Pacific Metals Corp.

On October 1, 2007, Grace Soo’s base salary was increased to $160,000 per annum, and subsequently starting July 1, 2008, her base salary was increased to $168,000 per annum.

Composition of the Compensation Committee

See “Corporate Governance and Compensation Committee” for a description of the composition of the Corporate Governance and Compensation Committee.

Report on Executive Compensation

The Compensation Committee has prepared this report on executive compensation. The committee is responsible for making recommendations to the Board with respect to the compensation of executive officers of the Company as well as with respect to the Company’s stock option plan. The committee also assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company.

In compensating its executive officers, packages are structured to enhance shareholder value and provide incentives that are commensurate with performance. The Company has employed a combination of base compensation and equity participation through its stock option plan. In addition, the Company may from time to time award some of the executive officers or companies controlled by executive officers performance bonuses for the year. The Company does not offer securities purchase programs, shares or units that are subject to restrictions on resale or other incentive plans, and, except for stock options, focuses on annual, rather than long-term, compensation.

A consulting firm was retained in July 2007 to advise the Compensation Committee on bringing the compensation packages for executive officers and the overall equity participation plan in line with mining and mineral exploration companies of a comparable size listed on the S&P/TSX Small Cap and Capped Gold Indexes and with operations at a similar or a more advanced stage. During the 2008 fiscal period, compensation has increased for the Chief Executive Officer and Chief Operating Officer compared to prior years packages which were below the market median for comparable companies.

Base Compensation

In the committee’s view, paying base compensation that is competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The committee historically set the rate for the CEO’s base compensation in line with its early status as a mineral exploration company. In light of the Company’s rapid advancement to mining, and revenue production, the Compensation Committee will rely in part on independent consultants’ advice as to appropriate comparable packages. In recommending the compensation for the remaining executive officers and the Board, the committee reviews the CEO’s base compensation and compensation paid to equivalent executive officers within the industry.

Equity Participation

The Company believes that encouraging its executive officers and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to executive officers taking into account a number of factors, including the amount and terms of options previously granted, base compensation and performance bonuses and competitive factors. During the 2008 fiscal year, the Board granted to all optionees options to purchase a total of 1,081,200 shares, which represented 0.7% of the outstanding shares of the Company at year-end.

Performance bonuses

Performance bonuses awarded for the fiscal 2008 year were based primarily on three elements: (1) share performance; (2) Company performance, and (3) individual executive officer’s performance. The CEO declined a bonus offered by the Board of Directors in recognition of the CEO’s performance in fiscal 2008. Nevertheless the Board approved a payment of $50,000 as a token bonus for the CEO.

Company’s Performance

Executive compensation is related in part to the Company’s performance in the form of performance bonuses awarded. It is difficult in the mineral exploration and early stage mining industry, where growth of the Company is in its early stages, to quantitatively measure the Company’s performance. However, it is possible to apply a combination of qualitative and quantitative metrics to this process, and the Company measures its performance by such items as:

  earnings per share and overall financial performance;
  development progress on the Company’s projects;
  the ability of the Company to recruit and attract professionals who are recognized as leaders within their sector;
  confidence of the investment community in the Company; and
  absence of negative dealings with regulatory agencies.

CEO Compensation

The components of the CEO’s compensation are the same as those that apply to all of the Company’s executive officers, namely base compensation, performance bonuses and long-term incentives in the form of stock options. In establishing the CEO’s compensation, the Board considers salaries paid to other CEOs whose market capitalization is similar to that of the Company and the CEO’s contribution to the affairs of the Company.

Performance Graph

The Common Shares of the Company commenced trading on the TSX on October 24, 2005 under the symbol “SVM” and prior to that time traded on the TSX Venture Exchange. The following chart compares the total cumulative shareholder return for CDN$100 invested in Common Shares of the Company on March 31, 2001, with the cumulative total return of the S&P/TSX Composite Index and S&P/TSX Global Gold Index for the period from March 31, 2001 to March 31, 2008. The Common Share performance as set out in the graph does not necessarily indicate future price performance.

Cumulative Total Return

For Date	March 31, 2004	March 31, 2005	March 31, 2006	March 31, 2007	March 31, 2008
SVM	100.00	74.90	764.48	714.29	928.96
S&P/TSX Composite Index	100.00	111.96	141.05	153.34	155.49
S&P/TSX Global Gold Index	100.00	84.42	129.99	133.04	146.09

For Date	March 31, 2004	March 31, 2005	March 31, 2006	March 31, 2007	March 31, 2008
Actual Date	March 31, 2004	March 31, 2005	March 31, 2006	March 30, 2007	March 31, 2008
SVM Closing Price	2.59	1.94	19.80	18.50	24.06
S&P/TSX Composite Index	8,585.93	9,612.38	12,110.61	13,165.50	13,350.13
S&P/TSX Global Gold Index	229.87	194.06	298.80	305.83	335.81

Compensation of Directors

The Company has no formal plans pursuant to which cash or non-cash compensation was paid or distributed to executive officers for their roles as directors during the most recently completed financial year.

The following table sets out compensation paid to directors in the financial year ended March 31, 2008:

Directors’ Fees During 2008 Update

Name of Director	Director’s Fee	Consulting Fees		Other Compensation	Total
Dr. Rui Feng	$0	$279,412	(1)	$0	$279,412
Myles Gao	$0	$208,969	(2)	$0	$208,969
S. Paul Simpson	$30,000	$0		$0	$30,000
Greg Hall	$30,000	$0		$0	$30,000
Earl Drake	$12,500	$0		$0	$12,500
Yikang Liu	$25,000	$0		$0	$25,000

(1)	Consulting fees payable to a firm controlled by Dr. Rui Feng pursuant to a Consulting Agreement dated May 1, 2003.
(2)	Management fees payable to Myles Gao and to a firm controlled by Myles Gao pursuant to a Consulting Agreement dated March 1, 2004.

There are no formal plans pursuant to which options to purchase securities of the Company are granted to executive officers. The Company grants incentive stock options from time to time to its Directors, Officers and Employees in accordance with the policies of the TSX and its stock option plan, at the discretion of the Board.

The following table sets out the options received by directors, in their capacity as a director, during the financial year ended March 31, 2008:

Name of Director	Securities Under Options Granted	Exercise or Base Price	Market Value of Securities Underlying Options on Date of Grant	Expiration Date
Dr. Rui Feng	150,000	$6.74	$6.74	April 10, 2012
Myles Gao	150,000	$6.74	$6.74	April 10, 2012
S. Paul Simpson	30,000	$6.74	$6.74	April 10, 2012
Greg Hall	30,000	$6.74	$6.74	April 10, 2012
Earl Drake	30,000	$6.74	$6.74	April 10, 2012
Yikang Liu	30,000	$6.74	$6.74	April 10, 2012

Related Party Transaction

During the year ended March 31, 2008, the Company incurred the following related party transactions (reported in US$):

(i)	consulting fees of $270,695 (2007 - $152,599) payable to a company owned by an officer and director of the Company and to an officer of the Company;

(ii)	legal fees of $nil (2007 - $76,974) payable to a law firm with a partner that is a director of the Company;

(iii)	management fees of $202,449 (2007 - $126,047) payable to a company owned by an officer and director of the Company, and to an officer and director of the Company;

(iv)	accounting fees of $498 (2007 - $77,346) payable to an accounting firm with a partner that is former officer of the Company;

(v)	directors’ fees of $93,731 (2007 - $36,363);

(vi)	expenses recovered of $302,100 (2007 - $321,931) from New Pacific Metals Corp. (“NUX”).

As at March 31, 2008, the related transaction balances included the following:

(i)	$nil (March 31, 2007 - $34,478) due to a company controlled by a director of the Company for services provided;

(ii)	$nil (March 31, 2007 - $131,641) due to the joint venture partner of Henan Huawei;

(iii)	$12,117,910 (March 31, 2007 - $nil) due to the joint venture partner of Henan Found for non-controlling interest distributable as Henan Found declared dividend during the year;

(iv)	$12,014 (March 31, 2007 - $28,329) due from a company related by common control;

(v)	$17,113 (March 31, 2007 - $nil) due from the joint venture partner of Qinghai Found;

(vi)	$18,051 (March 31, 2007 - $nil) due from NUX for expenses incurred and recoverable under an inter- company services and cost allocation arrangement; and,

(vii)	$nil (March 31, 2007 - $1,195,129) due to NUX for funds advanced from NUX.

On December 8, 2006, NUX entered into a Declaration of Trust Agreement with Yunnan JCJ, an indirectly wholly owned subsidiary of the Company, to hold in trust for NUX, two exploration permits (“Huaiji Project”) located in Guangdong Province, China.

On January 25, 2007, NUX advanced $1.24 million to the Company to fund the Huaiji Project. As at March 31, 2008, a total of $683,995 of cash held in trust by the Company for the sole benefit of NUX is repayable upon demand, pursuant to a trust agreement dated October 16, 2007.

The transactions with related parties during the year are measured at the exchange amount, which is the amount of consideration established and agreed by the parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

Normal Course Issuer Bid 2008

With the approval of the TSX, a normal course issuer bid of the Company commenced at market open March 28, 2008 and will continue until no later than March 27, 2009. Under the issuer bid, the Company may on any trading day purchase up to 137,841 of its Common Shares. The Company intends to acquire up to 2,988,029 of its Common Shares over a one year period. Purchases will be made at the discretion of the directors at prevailing market prices, through the facilities of the TSX. The Company intends to cancel all shares acquired under the issuer bid. As of the date hereof, 1,089,700 shares have been acquired and cancelled under the issuer bid.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is its stock option plan (the “Plan”) which was previously approved by the shareholders on November 14, 2002 and an amendment to the Plan was approved by the shareholders on October 20, 2004 and August 24, 2006. The Plan, upon shareholder approval, was further amended October 24, 2005, to bring it into compliance with the policies of the TSX in conjunction with the listing of the Company’s share on the TSX on that date. On August 24, 2006 an amendment to the Plan was approved by the shareholders to increase the maximum aggregate number of shares issuable pursuant to options granted under the Plan, inclusive of all other stock options outstanding from 15,300,000 to 19,500,000 (the “Amended Plan”).

The Plan has been established to attract and retain directors, officers, employees and consultants to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company. The Plan is administered by the directors and Compensation Committee of the Company. The Plan currently provides that the aggregate number of shares issuable under the Plan, inclusive of all other stock options outstanding shall not exceed 19,500,000.

The Company has an authorized capital of an unlimited number of Common Shares without par value, of which 152,863,801 Common Shares were issued and outstanding as fully paid and non-assessable as of August 22, 2008. A further 6,908,588 Common Shares have been reserved and allotted for issuance upon the due and proper exercise of certain incentive options and share purchase warrants outstanding as at the date hereof.

All of the Common Shares of the Company rank equally as to dividends, voting powers and participation in assets and in all other respects. Each Common Share carries one vote per share at meetings of the shareholders of the Company. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the Common Shares. The Common Shares presently issued are not subject to any calls or assessments.

The major features of the Plan can be summarized as follows:

The Board, or a committee appointed for such purposes, may from time to time designate, by resolution, to bona fide Employees, Consultants, Officers or Directors (collectively, the “Eligible Persons”), or corporations employing or wholly owned by such Eligible Persons options to acquire Common Shares in such numbers, for such terms and at such exercise prices as may be determined by the Board or such committee. The purpose of this Plan is to attract and retain Eligible Persons and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through options granted under this Plan to purchase shares. The Board, or a committee appointed for such purposes, also has the authority under the Plan to determine other terms and conditions relating to the grant of options, including any applicable vesting provisions.

The maximum number of Common Shares that may be reserved for issuance for all purposes under the Plan is 19,500,000 Common Shares which represents 12.76 % of the issued and outstanding shares, or such additional amount as the Company’s shareholders may approve from time to time. Any Common Shares subject to a share option which for any reason is cancelled or terminated without having been exercised will again be available for grant under the Plan.

The maximum number of Common Shares that may be reserved for issuance to insiders of the Company under the Plan and under any other share compensation arrangement is limited to 10% of the Common Shares outstanding at the time of grant, unless authorized by shareholders of the Company. The maximum number of Common Shares issued to each Eligible Person under the Plan and under any other share compensation arrangement is limited to 5% of the Common Shares outstanding at the time of the grant.

The Board may from time to time, subject to applicable law and to the prior approval, if required, of the TSX or any other regulatory body having authority over the Company or the Plan or, if required by the rules and policies of the TSX, the shareholders of the Company, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any option granted under the Plan.

The Board has the authority under the Plan to establish the option price at the time each share option is granted. The exercise price of an option may not be less than the price at which options may be granted in accordance with TSX policies at the time of granting the options. The Board, or a committee appointed for such purposes, also has the authority under the Plan to determine other terms and conditions relating to the grant of the options, including any applicable vesting provisions.

The term of the options granted under the Plan shall expire on a date determined by the Board and all options granted under the Plan are not assignable or transferable other than by will or the laws of succession, except that, if permitted by the rules and policies of the Exchange, an optionee shall have the right to assign any option granted to a trust, RRSP, RESP or similar legal entity. If an optionee ceases to be an Eligible Person for any reason whatsoever other than death, each option held by such optionee will cease to be exercisable 90 days following the termination date (being the date on which such optionee ceases to be an Eligible Person). If an optionee dies, the legal representative of the optionee may exercise the optionee’s options within one year after the date of the optionee’s death but only up to and including the original option expiry date.

As at August 22, 2008, of the 19,500,000 shares reserved for issuance under the Plan, 12,564,720 options have been exercised and 3,768,811 options (representing 2.47% of the Company’s issued and outstanding shares) remain outstanding, leaving 3,166,469 options (representing 2.07% of the Company’s issued and outstanding shares) remain available for future grant.

The following table sets out equity compensation plan information as at the end of the financial year ended March 31, 2008:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,234,685 Common Shares	$3.42	3,645,077 Common Shares
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	3,234,685 Common Shares	$3.42	3,645,077 Common Shares

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

During the Company's last completed financial year ended March 31, 2008, no director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any of the foregoing persons has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or executive officers (or private companies controlled by them, either directly or indirectly) of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, since the commencement of the Company's last completed financial year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee for election as a director or, has any material interest, direct or indirect, in any material transaction or in any proposed transaction, which, in either case, has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

It is proposed that Ernst & Young, LLP, Chartered Accountants of Vancouver, British Columbia be reappointed as the auditors of the Company to hold office until the next annual meeting of the shareholders or until a successor is appointed, and that the directors be authorized to determine the auditor’s remuneration. Ernst & Young, LLP was first appointed in May 2006.

Unless otherwise specified, the persons named in the enclosed Form of Proxy will vote for the appointment of Ernst & Young, Chartered Accountants, of Vancouver, BC as auditor of the Company until the next Annual General Meeting of Shareholders, at a remuneration to be fixed by the directors.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Shareholder Rights Plan

Background
On July 6, 2005, the Board of Directors (the "Board") of the Company adopted a shareholder rights plan, it is currently effective, but will expire at close of business at the Company`s 2008 Meeting. The Company believes that it is in the best interests of the Company to establish a framework to maximize shareholders value in the conduct of bids in a manner to ensure shareholders have an equal opportunity to participate in such a bid, to allow more time for competing bids to emerge, and to give shareholders sufficient time to properly assess the bid, as such, a Rights Plan as set forth in the Shareholder Rights Plan Agreement dated August 11, 2008 (amending the Rights Plan dated July 6, 2005) is prepared (the "Rights Plan").

At the Meeting, shareholders will be asked to consider and, if deemed fit, to pass a resolution approving the adoption of the Rights Plan, and to approve the issuance of all rights pursuant to such Shareholder Rights Plan Agreement, subject to regulatory approval.

"RESOLVED, as an ordinary resolution that:

1.	The Rights Plan as set forth in the Shareholder Rights Plan Agreement dated August 11, 2008 (amending the Rights Plan dated July 6, 2005) between the Company and Computershare Investor Services Inc., and the issuance of all rights pursuant to such Shareholder Rights Plan Agreement, be and are hereby approved, ratified and confirmed;

2.	Any director or officer of the Company be, and is hereby authorized and directed, for and on behalf of and in the name of the Company, to do all such acts and things and to execute, whether under the corporate seal of the Company or otherwise, and deliver all such documents and instruments as may be considered necessary or desirable to give effect to the foregoing.

To remain in full force and effect, the Rights Plan has a term of approximately three years and must be reconfirmed by a resolution passed by a majority of the votes cast by all holders of Voting Shares who vote in respect of such reconfirmation at the annual meeting of the Company held in 2011, and at every third annual meeting of the Company thereafter, unless the Rights are earlier redeemed or exchanged. Approval of the Rights Plan by shareholders is required by the TSX. The Rights Plan is similar to plans adopted by several other Canadian companies and approved by their shareholders.

Directors' Recommendation

The Board of Directors (the “Board”) has determined that the Rights Plan is in the best interests of the Company and its shareholders and unanimously recommends that shareholders vote in favour of the Rights Plan.

Objectives of the Rights Plan

The Rights Plan is designed to encourage the fair treatment of shareholders in connection with any take-over offer for the Company. The Rights Plan will provide the Board and the shareholders with more time to fully consider any unsolicited take-over bid for the Company without undue pressure, to allow the Board to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. Securities legislation in Canada requires a take-over offer to remain open for 35 days. The Board does not believe that this period is sufficient to permit the Board to determine whether there may be alternatives available to maximize shareholder value or whether other bidders may be prepared to pay more for the Company's shares than the offeror. Under the Rights Plan, a bidder making a Permitted Bid (as defined below) for the Common Shares of the Company may not take up any shares before the close of business on the 60th day after the date of the bid and unless at least 50% of the Company's Common Shares not Beneficially Owned by the person making the bid and certain related parties are deposited, in which case the bid must be extended for 10 business days on the same terms. The Rights Plan will encourage an Offeror to proceed by way of Permitted Bid or to approach the Board with a view to negotiation by creating the potential for substantial dilution of the Offeror's position if a non-Permitted Bid is attempted. The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any take-over bid, all shareholders are treated equally, receive the maximum available value for their investment and are given adequate time to properly assess the bid on a fully informed basis. The Rights Plan allows a partial bid to be a Permitted Bid.

In recent years, unsolicited bids have been made for the shares of a number of large Canadian companies. Many of these companies had a shareholder rights plan which was used by the target's board of directors to gain time to seek alternatives to the bid with the objective of enhancing shareholder value. In most cases, a change of control ultimately occurred at a price in excess of the original bid price. Accordingly, the existence of a shareholder rights plan will not prevent all unsolicited take-over bids for the Common Shares of the Company. Provincial securities regulators have concluded in recent decisions relating to shareholder rights plans that a target company's board will not be permitted to maintain a shareholder rights plan solely to prevent a successful bid, but only so long as the board is actively seeking alternatives to a takeover bid and there is a real and substantial possibility that it can increase shareholder choice and maximize shareholder value.

The Rights Plan is not being proposed in response to, or in anticipation of, any acquisition or take-over offer and is not intended to prevent a take-over of the Company, to secure continuance of current management or the directors in office or to deter fair offers for the Common Shares of the Company. The Rights Plan does not inhibit any shareholder from using the proxy mechanism set out in the Business Corporations Act (British Columbia) to promote a change in the management or direction of the Company, including the right of holders of not less than 5% of the issued voting shares to requisition the directors to call a meeting of shareholders to transact any proper business stated in the requisition. The Rights Plan may, however, increase the price to be paid by a potential offeror to obtain control of the Company and may discourage certain transactions. The Rights Plan does not affect in any way the financial condition of the Company. The initial issuance of the Rights is not dilutive and will not affect reported earnings per share or cash flow per share until the Rights separate from the underlying Common Shares and become exercisable.

The adoption of the Rights Plan will not lessen or affect the duty of the Board to act honestly and in good faith and in the best interests of the Company. The Rights Plan is designed to provide the Board with the means to negotiate with an offeror and with sufficient time to seek out and identify alternative transactions on behalf of the Company's shareholders.

Terms of the Rights Plan

The principal terms of the Rights Plan are summarized below. Capitalized terms used, but not defined, in this summary are defined in the rights plan agreement (the “Rights Agreement”). For full particulars, please refer to the text of the Rights Agreement, a copy of which is available from the Company.

To implement the Rights Plan, one Right will be issued by the Company pursuant to the Rights Agreement in respect of each Common Share outstanding at 4:00 p.m. (Vancouver time) on September 27, 2008 (the "Record Time"). One Right will also be issued for each additional Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time. Each initial Right entitles the holder to purchase from the Company one Common Share at an exercise price of an amount equal to three times the market price per Common Share determined as at the Separation Time, subject to certain anti-dilution adjustments. The Rights, however, will not be exercisable until the Separation Time. Upon the occurrence of a Flip-in Event (as defined below), each Right will entitle the holder to purchase Common Shares having an aggregate Market Price equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price.

This issuance of Rights will not change the manner in which shareholders currently trade their Common Shares. Shareholders do not have to return their certificates in order to have the benefit of the Rights. The Rights, until the Separation Time, will trade together with the Common Shares, will be represented by the Common Share certificates and will not be exercisable. The Rights, after the Separation Time, will become exercisable, will be evidenced by Rights certificates and will be transferable separately from the Common Shares.

The Separation Time is defined in the Rights Agreement as the close of business on the eighth trading day (or such earlier or later date as may be determined by the Board) after the earlier of:

(i)	the Stock Acquisition Date, which is the date of the first public announcement that a Person has become an Acquiring Person (defined in the Rights Agreement as a person who has acquired, other than pursuant to an exemption available under the Rights Plan or pursuant to a Permitted Bid, Beneficial Ownership of 20% or more of the Voting Shares of the Company);

(ii)	the date of the commencement of, or first public announcement of an intention to commence, a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid) to acquire Beneficial Ownership of 20% or more of the Voting Shares of the Company; and

(iii)	the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such.

A Permitted Bid is defined in the Rights Agreement as a Take-over Bid made by take-over bid circular and which also complies with the following requirements:

(i)	the bid is made by take-over bid circular to all holders of Common Shares wherever resident; and

(ii)	the Take-over Bid must be open for at least 60 days and more than 50% of the outstanding Common Shares of the Company (other than shares Beneficially Owned by the Offeror on the date of the bid) must be deposited under the bid and not withdrawn before any shares may be taken up and paid for and, if 50% of the Common Shares are so deposited and not withdrawn, an announcement of such fact must be made and the bid must remain open for a further 10-day period.

If an Offeror successfully completes a Permitted Bid, the Rights Plan provides that the Rights will be redeemed at $0.0001 per Right.

A Permitted Bid, even if not approved by the Board, may be taken directly to the shareholders of the Company. Shareholders' approval at a meeting will not be required for a Permitted Bid. Instead, shareholders of the Company will initially have 60 days to deposit their shares. If more than 50% of the outstanding Common Shares of the Company (other than Common Shares beneficially owned by the Offeror on the date of the Take-over Bid) have been deposited and not withdrawn by the end of such 60-day period, the Permitted Bid must be extended for a further period of 10 days to allow initially disapproving shareholders to deposit their shares if they so choose.

If a potential Offeror does not wish to make a Permitted Bid, it can negotiate with, and obtain the prior approval of the Board to make a bid by Take-over Bid circular on terms which the Board considers fair to all shareholders. In such circumstances, the Board may waive the application of the Rights Plan to that transaction, thereby allowing such bid to proceed without dilution to the Offeror, and will be deemed to have waived the application of the Rights Plan to all other contemporaneous bids made by Take-over Bid circular. All other waivers require shareholder approval.

Under the Rights Agreement, a Flip-in Event is any transaction or event in which any Person becomes an Acquiring Person. Except as set out below, from and after the close of business on the eighth trading day following the Stock Acquisition Date;

(i)	any Rights Beneficially Owned by the Acquiring Person and affiliates, associates and transferees of the Acquiring Person or any person acting jointly or in concert with the Acquiring Person will become void; and

(ii)	each Right (other than Rights which are void) will entitle the holder thereof to purchase Common Shares having an aggregate Market Price equal to two times the Exercise Price for an amount in cash equal to the Exercise Price.

Accordingly, a Flip-in Event that is not approved by the Board will result in significant dilution to an Acquiring Person. The Board may, with shareholder approval, at any time prior to the occurrence of a Flip-in Event, elect to redeem all of the outstanding Rights at a redemption price of $0.0001 per Right.

The Company may, from time to time supplement or amend the Rights Agreement to correct clerical or typographical errors or to maintain the enforceability of the Rights Agreement as a result of a change in law. All other amendments require shareholder approval.

Tax Consequences of the Rights Plan

The following discussion is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular shareholder. Shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and applicable foreign, provincial, state and local laws.

Canadian Federal Income Tax Consequences

The Company considers the Rights, when issued, will have negligible monetary value, there being only a remote possibility that the Rights will ever be exercised. While the matter is not free from doubt, the issue of the Rights may be a taxable benefit that must be included in the income of shareholders, however, no amount must be included in income if the Rights do not have a monetary value at the date of issue.

Assuming the Rights have no value, Canadian shareholders will not be required to include any amount in income or be subject to withholding tax under the Income Tax Act (Canada) as a result of the issue of the Rights. The Rights will be considered to be acquired at no cost.

Holders of the Rights may have income or be subject to withholding tax under the Income Tax Act (Canada) if the Rights are exercised or otherwise disposed of, the Company considers the likelihood of such an event occurring to be remote.

United States Federal Income Tax Consequences

As the possibility of the Rights becoming exercisable is both remote and speculative, the adoption of the Rights Plan will not constitute a distribution of stock or property by the Company to its shareholders, an exchange of property or stock (either taxable or non-taxable), or any other event giving rise to the realization of gross income by any shareholder for U.S. federal income tax purposes. The holder of Rights may have taxable income if the Rights become exercisable or are exercised or sold. In the event the Rights become exercisable, each shareholder should consult their own tax advisor concerning the consequences of acquiring, holding, exercising or disposing of their Rights, taking into account their own particular circumstances and any applicable tax laws.

Shareholders' Approval

In order for the Rights Plan to be confirmed, the resolution must be passed by a majority of the votes cast by the holders of Common Shares who vote in respect thereof.

The persons named in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the resolution approving, ratifying and confirming the Rights Plan and Rights issued pursuant to the Rights Plan, unless a holder of Common Shares who has given such proxy has directed that the votes be otherwise cast.

Approval and Ratification of Acts of Directors and Officers

Shareholders will be asked to confirm, ratify and approve all acts, deeds, things done by, and the proceedings of the Directors and officers of the Company on behalf of the Company during the preceding year.

           “RESOLVED, as an ordinary resolution, that:

1.	Notwithstanding (i) any failure to properly convene, proceed with, or record any meeting of the Board of Directors or Shareholders of Silvercorp Metals Inc. (the “Company”) for any reason whatsoever, including, without limitation, the failure to properly waive or give notice of a meeting, hold a meeting in accordance with a notice of a meeting, have a quorum present at a meeting, sign the minutes of a meeting or sign a ballot electing a slate of directors; or (ii) any failure to pass any resolution of the Directors or Shareholders of the Company or any articles of the Company for any reason whatsoever, all approvals, appointments, elections, resolutions, contracts, acts and proceedings enacted, passed, made done or taken since April 1, 2007 as set forth in the minutes of the meetings, or resolutions of the Board of Directors or Shareholders of the Company or other documents contained in the minutes book and record book of the Company, or in the financial statements of the Company, and all action heretofore taken in reliance upon the validity of such minutes, documents and financial statements, are hereby sanctioned, ratified, confirmed and approved; and,

2.	Without limiting the generality of the foregoing, all resolutions, contracts, acts and proceedings of the Board of Directors of the Company enacted, made, done or taken since the last annual general meeting as set forth or referred to in the minutes and record books of the Company or in the financial statements of the Company, are hereby approved, ratified and confirmed.”

OTHER BUSINESS

Management of the Company knows of no other matters which will come before the Meeting, other than as set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgment exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting, or any adjournments thereof.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the System for Electronic Document Analysis and Retrieval (SEDAR), website at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company’s comparative financial statements and management discussion and analysis (“MD&A”) for its financial year ended March 31, 2008. Shareholders may contact the Company at the address set out on the face page of this Information Circular to request free copies of the Company’s financial statements and MD&A, alternatively they can be found at www.sedar.com and the Company’s website at www.silvercorp.ca

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the directors of the Company.

Dated at Vancouver, British Columbia, this 22nd day of August, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

“Rui Feng”
Dr. Rui Feng, Chairman, CEO and Director

SCHEDULE “1”

THE BOARD OF DIRECTOR CHARTER

The Board is responsible for the stewardship of the Company and for the oversight of its management and affairs.

Directors shall exercise their best business judgment in a manner consistent with their fiduciary duties. The Board’s primary responsibilities, which are discharged directly and through delegation to its Committees, include the following:

  To act honestly and in good faith with a view to the best interests of the Company.

  To exercise due care, diligence and skill that reasonably prudent persons would exercise in comparable circumstances.

  Consistent with its responsibilities to the Company, to further the interests of the shareholders.

  To consider business opportunities and risks, and to adopt strategic plans from time to time.

  To identify the principal risks of the Company’s business, and to implement an appropriate system to manage these risks.

  To develop an investor relations and shareholder communications policy for the Company.

  To oversee management’s adoption of effective internal control and management information systems.

  To review and approve annual and quarterly financial statements and the publication thereof by management.

  To approve operating plans and any capital budget plans.

  To select and approve all key executive appointments, and to monitor executive development.

  To develop the Company’s approach to corporate governance, including establishing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

  To adopt a code of conduct to govern employees and management in their activities for and on behalf of the Company.

  To promote a culture of integrity throughout the Company consistent with the adopted code of conduct.

  To take action on issues that by law or practice require the independent action of a Board or one of its Committees.

  To oversee management in its implementation of effective programs to provide a safe work environment, to employ sound environmental practices, and to operate in accordance with applicable laws, regulations and permits.

  To oversee management in its implementation of an effective communications policy with regard to investors, employees, the communities in which it operates and the governments of those communities.

SCHEDULE “2”

CORPORATE GOVERNANCE COMMITTEE CHARTER

The Company has established a Corporate Governance Committee of the Board of Directors which consists of three or more directors, a majority of whom shall be independent. The Committee meets at least annually, or more frequently as required.

The Committee’s mandate is to assist the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement.

The Committee’s duties and responsibilities are:

  To advise the Chairman of the Board and the Board on matters of corporate governance, including adherence to any governance guidelines or rules established by applicable regulatory authorities.

  To advise the Board on issues of conflict of interest for individual directors.

  To examine the effectiveness of the Company’s corporate governance practices at least annually and to propose such procedures and policies as the Committee believes are appropriate to ensure that the Board functions independently of management, management is accountable to the Board and procedures are in place to monitor the effectiveness of performance of the Board, committees of the Board and individual directors.

  To develop and review, together with the Chairman, CEO and the President of the Board, annual Board goals or improvement priorities.

  To identify and to recommend to the Board suitable candidates for nomination as new directors, and to review the credentials of directors standing for re-election.

  With assistance of management, to organize and provide an orientation program for new directors where appropriate.

  To periodically review the mandates of the Board and committees of the Board and determine what additional committees of the Board, if any, are required or appropriate.

  To develop such codes of conduct and other policies as are appropriate to deal with the confidentiality of the Company’s information, insider trading and the Company’s timely disclosure and other public company obligations.

  To take such other steps as the Committee decides are appropriate, in consultation with the Board, to ensure that proper corporate governance practices are in place for the Company, with reference to the Toronto Stock Exchange guidelines or recommendations and other regulatory requirements on corporate governance.

  To review its charter and assess annually the adequacy of this mandate, the effectiveness of its performance and, when necessary, and to recommend changes to the Board of Directors for its approval.

SCHEDULE “3”

COMPENSATION COMMITTEE CHARTER

The Compensation Committee of the Board of Directors consists of at least three Directors, a majority of whom shall be independent. The Committee meets at least annually, or more frequently as required.

The purpose of the Compensation Committee is to assist the Board in discharging its duties relating to compensation of the executive officers of the Company, the goals are to enable the Company to attract, retain and motivate the most qualified talent who will contribute to the long term success of the Company by aligning compensation with the Company’s business objectives and performance, and aligning incentives with the interests of shareholders to maximize shareholders’ value.

The Committee’s duties and responsibilities are:

  To make recommendations to the Board with respect to the compensation of senior management and executive officers of the Company.

  To review the compensation and benefits of the directors in their capacity as directors of the Company to ensure that such compensation reflects the responsibilities and risks involved in being a director.

  To review and make recommendations to the Board as to the general compensation and benefits policies and practices of the Company, including incentive stock options for all employees, consultants, directors and officers.

  To review the disclosure to be made of director and executive remuneration in the Management Information Circular.

  To ensure there are appropriate training, development and benefit programs in place for management and staff.

  To review and make recommendations to the Board for its approval on any special compensation and benefit arrangements.

  To review its compensation practices by comparing them to surveys of relevant competitors and to set objective compensation based on this review.

  To perform such other functions as the Board may from time to time assign to the Committee.

  To review its charter and assess annually the adequacy of this mandate, the effectiveness of its performance, and to recommend changes to the Board for its approval.

SCHEDULE “4”

AUDIT COMMITTEE CHARTER

I.	Purpose

The main objective of the Audit Committee is to act as a liaison between the Board and the Company’s independent auditors (the “Auditors”) and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others, (b) the Company’s compliance with legal and regulatory requirements, (c) the qualification, independence and performance of the Auditors and (d) the Company's risk management and internal financial and accounting controls, and management information systems.

Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations.

II.	Organization

The Committee shall consist of three or more directors and shall satisfy the laws governing the Company and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to the Company.

The members of the Committee and the Chair of the Committee shall be appointed by the Board. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes.

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

The Committee may form and delegate authority to subcommittees when appropriate.

III.	Meetings

The Committee shall meet as frequently as circumstances require, but not less frequently than four times per year. The Committee shall meet at least quarterly.

The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee.

The Company’s accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.

IV.	Responsibilities

(1)	The Committee shall recommend to the Board of directors:

	(a)	the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

	(b)	the compensation of the external auditor.

(2)	The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(3)	The Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor.

(4)	The Committee must review the Company's financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

(5)	The Committee must be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure referred to in subsection (4), and must periodically assess the adequacy of those procedures.

(6)	The Committee must establish procedures for:

(a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(7)	An audit committee must review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

V.	Authority

The Committee shall have the following authority:

(a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b)	to set and pay the compensation for any advisors employed by the Committee, and

(c)	to communicate directly with the internal and external auditors.

APPENDIX “A”

COROPRATE GOVERNANCE DISCLOSURE OF

SILVERCORP METALS INC. (the “Company”)

	Governance Disclosure Guidelines under National Instrument 58-101 Disclosure of Corporate Governance Practices(“NI 58-101”)	Corporate Governance Practices of the Company
1.	Board of Directors
(a)	Disclose the identity of directors who are independent.	The following members of the board of directors of the Company (the “Board”) are considered to be “independent”, within the meaning of NI 58-101: S. Paul Simpson, Greg Hall, Earl Drake and Yikang Liu.
(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	The following directors are not independent for the reasons stated: Dr. Rui Feng is currently CEO and Chairman of the Company and Myles Gao is currently President and COO of the Company.
(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.	A majority of the Company’s directors are independent, as four of the six persons nominated as directors qualify as independent directors for the purposes of NI 58-101.
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in the same jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Dr. Rui Feng is a director of New Pacific Metals Corp., S. Paul Simpson is a director and chairman of Maxy Gold Corp. and Greg Hall is a director and chairman of Ivory Energy Inc.
(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non- independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.	The independent directors are provided an opportunity to hold meetings at which non-independent directors and members of management are not in attendance at the end of every regularly scheduled board meetings. Two such meetings have been held since March 31, 2008.
(f)	Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a	Dr. Rui Feng, Chair of the Board, is not an independent director. The Board does not currently have an independent lead director.

The Board adopted a formal written mandate which defines its stewardship responsibilities to which all

lead director that is independent, describe what the Board does to provide leadership for its independent directors.	Board members strictly adhere.

The Board also adopted position descriptions for the Chair, the Chair of each Board Committee and the CEO.

The terms of the Board’s Mandate are attached hereto as Schedule “1” The Board of Directors Charter.
(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	For the financial year ended March 31, 2008, the Board held 3 Board meeting. The following is a list of the directors’ attendance record:

Dr. Rui Feng - attended 3 of 3 Board meeting
Myles Gao - attended 2 of 3 Board meeting
S. Paul Simpson - attended 3 of 3 Board meeting
Greg Hall - attended 3 of 3 Board meeting
Earl Drake – attended 3 of 3 Board meeting
Yikang Liu - attended 3 of 3 Board meetings
2.	Board Mandate
Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Board has adopted a formal written mandate which defines its stewardship responsibilities.

The terms of the Board of Directors Mandate are attached hereto as Schedule “1” The Board of Directors Charter of the Company.

In addition, the committees of the Board have adopted formal written mandates that define their roles and responsibilities. The mandates are attached hereto as :
Schedule “2” Corporate Governance Committee
Charter, Schedule “3” Compensation Committee
Charter; and Schedule “4” Audit Committee Charter.
3.	Position Descriptions
(a)	Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair of each Board committee. If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.	The Board has developed written position descriptions for the Chair and the Chair of each Board Committee.
(b)	Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.	The Board and CEO have adopted a written position description for the CEO.
4.	Orientation and Continuing Education
(a)	Briefly describe what measures the Board takes to	Each new director, on joining the Board, is given an

orient new directors regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.	outline of the nature of the Company’s business, its corporate strategy, current issues within the Company, the expectations of the Company concerning input from directors and the general responsibilities of the Company’s directors.

The Company provides new directors with an orientation program upon joining the Company that includes copies of relevant financial, technical, geological and other information regarding its properties, as well as meetings with management.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and development, and to attend related industry seminars. The Company may also request that Board members be advised by counsel to the Company of their legal obligations as directors of the Company. Directors have been and will continue to be given tours of the Company’s mines and development sites to give such directors additional nsight into the Company’s business.
(b)	Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	Directors have been and will continue to inspect the Company’s sites of mining operations, mine development, and exploration sites to give the directors an updated view of the Company’s business. In addition, from time to time the Company instructs its general counsel to circulate to the Board members a memorandum summarizing new and evolving precedents applicable to directors of public companies with respect to their conduct, duties and responsibilities.
5.	Ethical Business Conduct
(a)	Disclose whether or not the Board has adopted a
written code for the directors, officers and
employees. If the Board has adopted a written code:
(i) disclose how a person or company may obtain a
copy of the code; (ii) describe how the Board
monitors compliance with its code, or if the Board
does not monitor compliance, explain whether and
how the Board satisfies itself regarding compliance
with its code; and (iii) provide a cross-reference to
any material change report filed since the beginning
of the issuer’s most recently completed financial year
that pertains to any conduct of a director or executive
officer that constitutes a departure from the code.	As part of its stewardship responsibilities, the Board approved a formal “Code of Business Conduct and Ethics” (the “Code”) that is designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure. A copy of the Code may be obtained by contacting the Company at the address on the cover of this Information Circular or at www.sedar.com.

The Company’s corporate governance committee is responsible for setting the standards of business conduct contained in the Code and for overseeing and monitoring compliance with the Code. The Code also sets out mechanisms for the reporting of unethical conduct.

The Code is applicable to all employees, consultants,

officers and directors, regardless of their position with the Company, at all times and everywhere the Company does business. The Code provides that the Company’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability.

The Board has not granted any waiver of the Code in favor of a director or executive officer, and no material change report has been required or filed in connection with the Code.

When proposed transactions or agreements in which directors or officers may have an interest, material or not, are presented to the Board, the directors are required to disclose any such interest and the persons who have such an interest are excluded from all discussion on the matter and are not permitted to vote on the proposal. All such interests in transactions or agreements involving senior management are dealt with by the Board, regardless of apparent immateriality.

The Board also adopted a formal “Code of Ethical Conduct for Financial Managers” that is applicable to all Financial Managers of the Company, being the Company’s Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions.

Further, the Board approved and implemented a “Whistle Blower” process available to all directors, officers, employees, and any other party. The Chair of the Audit Committee monitors and reports any wrong doing to the Audit Committee. For the most recently completed financial year, no events were reportable.

The Board approved and implemented a Corporate Disclosure Policy to ensure that communications to the investing public about the Company and its subsidiaries are timely, factual and accurate; and broadly disseminated in accordance with all applicable legal and regulatory requirements.
(b)	Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Directors must disclose to the Company’s General Counsel any instances in which they perceive they have a material interest in any matter being considered by the Board; and if it is determined there is a conflict of interest, or that a material interest is held, the conflict must be disclosed to the Board. In addition, the interested Board member must refrain from voting and exit the meeting while the transaction at issue is being considered by the Board.

(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	The Company’s Corporate Governance and Compensation Committee is responsible for setting the standards of business conduct contained in the Code and for overseeing and monitoring compliance with the Code.

The Board sets the tone for ethical conduct throughout the Company by considering and discussing ethical considerations when reviewing the corporate transactions of the Company.
6.	Nomination of Directors
(a)	Describe the process by which the Board identifies new candidates for Board nomination.	The Board is responsible for recommending candidates for nomination to the Board and its committees. The Corporate Governance and Compensation Committee, which is composed entirely of independent directors, assists the Board by identifying and recommending to the Board suitable candidates for nomination as new directors.
(b)	Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.	The Company’s Corporate Governance and Compensation Committee is composed entirely of independent directors. New nominees must have one or more of the following attributes: a track record in general business management, particularly with public companies; special expertise in an area of strategic interest to the Company; and financial literacy. Nominees must also have the ability to devote the required time to the Company, show support for the Company’s mission and objectives, and have a willingness to serve the Company and its shareholders.
(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Board is composed of individuals who will best serve the interest of the Company and assist management in achieving the Company’s goals. Members of the Board and representatives of the mining industry are often consulted for potential candidates.
7.	Compensation
(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	The Company’s CEO and Corporate Governance and Compensation Committee review overall compensation policies and make recommendations to the Board on the compensation of the Company’s executive officers and directors.
(b)	Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee	The Corporate Governance and Compensation Committee must be comprised of at least three Directors, a majority of whom shall be independent.

	composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.	The Chair of the Corporate Governance and Compensation Committee is currently S. Paul Simpson.
(c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The purpose of the Compensation Committee is to assist the Board in discharging its duties relating to the compensation of the executive officers of the Company. The goals of the Compensation Committee are to enable the Company to attract, retain and motivate the most qualified talent who will contribute to the long term success of the Company by aligning compensation with the Company’s business objectives and performance and the interests of shareholders to maximize shareholders’ value.

The Compensation Committee’s duties and responsibilities are set out in the Compensation Committee Charter attached as Schedule 3.
(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the
	consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Mercer Human Resource Consulting was retained in July 2007 to advise the Compensation Committee on bringing the compensation packages for executive officers and the overall equity participation plan in line with mining and mineral exploration companies of a comparable size listed on the S&P/TSX Small Cap and Capped Gold Indexes and with operations at a similar or a more advanced stage.
8.	Other Board Committees
	If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no other committees other than as noted above.
9.	Assessments
Disclose whether or not the board, its committees and
individual directors are regularly assessed with
respect to their effectiveness and contribution. If
assessments are regularly conducted, describe the
process used for the assessments. If assessments are
not regularly conducted, describe how the board
satisfies itself that the board, its committees, and its
individual directors are performing effectively.	The Corporate Governance and Compensation
Committee and the Board annually, and at such other
times as they deem fit, monitor the adequacy of
information given to directors, communications
between the Board and management and the strategic
direction and processes of the Board and its
committees.

As part of the assessments, the Board and/or the
committees review their respective charters and
conduct reviews of applicable corporate policies.